UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 3

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

iFresh Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

449538 107

(CUSIP Number)

Long Deng
iFresh Inc.
2-39 54th Avenue
Long Island City, NY 11101
(718) 628 6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. G97223104	13D

1	NAME OF REPORTING PERSON Long Deng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,240,650
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,240,650
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,240,650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.63%(1)
14	TYPE OF REPORTING PERSON* IN

(1) Calculated based on 16,264,684 shares of the Issuer’s common stock issued and outstanding as of December 31, 2018.

CUSIP No. G97223104	13D

1	NAME OF REPORTING PERSON Lilly Deng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,240,650
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,240,650
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,240,650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.63%(1)
14	TYPE OF REPORTING PERSON* IN

(1) Calculated based on 16,264,684 shares of the Issuer’s common stock issued and outstanding as of February 5, 2019.

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $.0001 per share (“Common Stock”), of iFresh Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 2-39 54th Avenue, Long Island City, NY 11101.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed by Mr. Long Deng and Ms. Lilly Deng. Mr. Deng and Ms. Deng are married.

(b) The business address for each of the reporting persons is c/o iFresh Inc., 2-39 54th Avenue, Long Island City, NY 11101.

(c) Mr. Deng if the Chief Executive Officer and Chief Operating Officer and a director of the Company. Ms. Deng is the Vice President of Legal and Finance and a director of the Company.

(d) During the past five years, neither Mr. Deng nor Ms. Deng has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years neither Mr. Deng nor Ms. Deng has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Deng and Ms. Deng are citizens of the United States of America.

Item 3.	Source and Amount of Funds and Other Consideration.

On February 8, 2019, Mr. Long Deng sold an aggregate of 8,294,989 shares of Common Stock to HK Xu Ding Co. Limited, a Hong Kong limited liability company for an aggregate sales price of $7,050,740.65 (or $0.85 per share), pursuant to that certain Share Purchase Agreements (the“ SPA”) dated January 23, 2019.

Item 4.	Purpose of Transaction.

The Company intends to dispose of certain of its non-performing assets and is currently negotiating with third-party independent buyers for such assets. In the event the Company is not able to sell such non-performing assets on terms that the board of directors of the Company (the “Board”) deems appropriate, the Reporting Persons plan to bid on such assets personally and may use the proceeds from the SPA to fund the purchase of such assets, subject to approval of such a purchase transaction by the Special Committee of the Board.

Except as otherwise disclosed, as of the date of this Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any similar action to those enumerated above.

Item 5.	Interest in Securities of the Company.

(a) Mr. Deng and Ms. Deng are deemed the beneficial owners of 1,240,650 shares of Common Stock, or approximately 12.84% of the Company’s outstanding Common Stock.

(b) Mr. Deng and Ms. Deng share beneficial ownership of the shares of Common Stock directly owned by Mr. Deng. Of the shares beneficially owned, Mr. Deng is deemed to have sole voting power, to vote or direct the vote of and to dispose or direct the disposition of the 1,240,650 votes reported herein.

(c) Other than the transactions reported in Item 3 of this Schedule 13D, the reporting persons have not effected any transactions in the Common Stock in the past 60 days.

(d) No person other than the reporting persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by the reporting persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure contained in Item 3 is incorporated into this item by reference.

Item 7.	Materials to be Filed as Exhibits.

7.1.	Joint Filing Agreement, dated as of February 8, 2019 among the reporting persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934
7.2.	Share Purchase Agreement, dated as of January 23, 2019, by and between Long Deng and HK Xu Ding Co. Limited.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2019

/s/ Long Deng
Long Deng

/s/ Lilly Deng
Lilly Deng